Exhibit 99.1

Bitdeer Announces November 2024 Production and Operations Update

- Anticipated ~35 EH/s of SEALMINER A2 Mass Production through Q3 2025
- 1.1 GW of New Power Capacity On Track to Come Online in 2025
- Closed US$400 million Convertible Senior Notes Offering to Accelerate SEALMINER Development and Production

SINGAPORE, December 5, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for November 2024.

Operational Update

•	Self-mined Bitcoin: 150 bitcoins.
•	Mining Rig Manufacturing and R&D:
o
SEALMINER A1: Mass production of approximately 3.7 EH/s of mining rigs is on track with 0.1 EH/s powered on, 0.4 EH/s delivered for installation, 0.3 EH/s in-transit to data centers and 2.6 EH/s in production.

o	SEALMINER A2:
o	Secured wafer capacity as of this report date is expected to generate approximately 35 EH/s hashrate in 2025, increased from 18 EH/s.
o
Initial allocation of ~30,000 units (~7 EH/s out of the 35 EH/s) of SEALMINER A2s for external sale has been fully reserved by customers. This allocation is subject to further increase depending on market conditions.

•	HPC/AI:
o	Discussions are ongoing with multiple development partners and potential end users for selected sites.
o	Bitdeer AI cloud services deployed an early batch of NVIDIA H200 in the Company’s Tier 3 datacenter.
o	Expanded AI cloud services to United States and Holland. AI cloud services are now hosted from Singapore, Canada, United States and Holland.
•	Hosting:
o	Client-hosted machines increased by 11,000 units or 2.6 EH/s.
•	Infrastructure:
o	Tydal, Norway, 40 MW phase 1 expansion was expected to be ready for use by December 2024. Energization pending regulatory approval.
o	Rockdale, Texas, USA, 100MW hydro-cooling conversion is on track for phased completion during Q1 2025.
o	Jigmeling, Bhutan, 500 MW construction is on track with the primary substation expected to be completed by Q1 2025.
o	1.1 GW of new power capacity is on track to come online in 2025.

Management Commentary

“2025 is going to be a transformative year for Bitdeer,” stated Linghui Kong, Chief Business Officer of Bitdeer. “The launch of our SEALMINER A2 last month has generated tremendous interest. Our initial plan of selling ~30,000 units to external customers has been fully reserved by customers, signaling the industry’s strong demand for cutting-edge technology and a diversified supply chain. Further, at the end of November, we increased our SEALMINER A2 production through Q3 2025 to 35 EH/s, up from 18 EH/s, based on the secured wafer capacity, significantly increasing our ability to ramp our self-mining hashrate and sales inventory.”

Mr. Kong continued, “Further, we are extremely pleased with the closing of our US$400 million convertible note offering in November. Net proceeds from this offering will be used for datacenter expansion, ASIC-based mining rigs development and manufacture, as well as working capital and other general corporate purposes.”

Production and Operations Summary

Metrics	Nov 2024	Oct 2024	Nov 2023
Total hash rate under management[1] (EH/s)	20.7	18.0	21.1
- Proprietary hash rate	8.8	8.7	8.7
• Self-mining	8.2	8.4	7.1
• Cloud Hash Rate	0.2	0.3	1.6
• Delivered but not hashing	0.4	-	-
- Hosting	11.9	9.3	12.4
Mining machines under management	178,000	168,000	220,000
- Self-owned[2]	86,000	87,000	92,000
- Hosted	92,000	81,000	128,000
Bitcoins mined (self-mining only)	150	174	403
Bitcoins held[3]	443	372	28

1 Total hash rate under management as of November 30, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.
3 Bitcoins held do not include the Bitcoins from deposits of the customers.

Infrastructure Construction Update

Rockdale, Texas - 100 MW Hydro-cooling conversion underway:

•	Demolition work completed.
•	Cooling system will be delivered and installed in phases from Q4 2024 to Q1 2025.
•	Due to supply chain delays from the US dock workers strike in early October, the expected phased energization timeline is expected to occur one month later, now between January and March 2025.

Tydal, Norway - 175 MW site expansion is progressing well, with several key milestones achieved:

•	Buildings and groundwork completed, along with the construction of the transformer foundation and housing.
•
Orders for transformer and electrical equipment have been placed, with delivery and installation currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and drainage systems construction is ongoing.

•	Construction of the substation completed.
•
Tydal, Norway Phase 1 of 40 MW Expansion had been expected to be ready for use by December 2024 but could be delayed for a few months due to regulatory approval application issues, which are now under close monitoring of the management team. Energization of the full 175 MW site is reasonably expected to be no later than mid-2025.

Massillon, Ohio - 221 MW site is also making progress:

•	Substation conceptual design is completed and long lead-time electrical equipment for the substation have been ordered.
•	Engineering, Procurement, and Construction (EPC) contractor has been selected for the substation construction.
•	Civil work is ongoing, with the majority expected to be completed by the end of Q4 2024 or Q1 2025.
•	Building design is completed, and construction is anticipated to begin in Q4 2024, earlier than expected.
•	Estimated energization timeline remains on track for mid-to-late 2025.

Jigmeling, Bhutan - 500MW site is progressing well, with the following key milestones achieved:

•	Civil work is finished. Construction of transformer and container foundations is in progress and will be completed in phases, with the last phase expected by the end of February 2025.
•	132kv/140MW and 220kv/360MW substation designs are completed with construction anticipated to be ready by the end of Q1 2025.
•	Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation work to be completed in phases over the next two quarters.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, with completion in phases by the end of Q1 2025.

Site / Location	Capacity (MW)	Status	Timing[4]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895[5]
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Pending Regulatory Approval
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-to-late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

4 Indicative timing. All timing references are to calendar quarters and years.
5 Figures may not add up due to rounding.

Upcoming Conferences and Events

•	December 4, 2024: B. Riley Crypto & Energy Infrastructure Conference in New York City
•	January 14-17, 2025: 27th Annual Needham Growth Conference

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
bitdeerIR@orangegroupadvisors.com

Public Relations
BlocksBridge Consulting
Nishant Sharma
bitdeer@blocksbridge.com